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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

145 King Street East, Suite 500, Toronto, Ontario M5C 2Y7
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	☐	No	☒

(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-                    )

EXHIBITS

Exhibit No.	Exhibit Description
1	Press Release dated May 11, 2006 announcing first quarter 2006 financial results
2	Press Release dated May 12, 2006 announcing the decision to build the LaRonde II Gold Project and updates on its four other gold growth projects
3	Material Change Report dated May 12, 2006 relating to building the LaRonde II Gold Project

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED
Date: May 26, 2006	By:	/s/ R. GREGORY LAING Name: R. Gregory Laing Title: General Counsel, Vice-President, Legal and Corporate Secretary

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EXHIBITS
SIGNATURE